EXHIBIT 99.17
CONSENT OF EXPERT
     Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.
     I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:
(a)	under the headings “Operations and Development Projects — Uranium Development Project — Cigar Lake”, “Mineral Reserves and Resources “ and “Governance — Interest of Experts” in the Corporation’s Annual Information Form for the year ended December 31, 2010 dated February 16, 2011 for the Cigar Lake property; and

(b)	under the heading “Mineral Reserves and Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2010 dated February 14, 2011 for the Cigar Lake property,
(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.
     I also hereby consent to the incorporation by reference of such Technical Information in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, and registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.
Sincerely,

/s/ C. Scott Bishop

Name:	C. Scott Bishop, P. Eng.
Title:	Principal Mine Engineer, Major Projects — Technical Services, Cameco Corporation

Date:	February 16, 2011